Exhibit 99.1

NewsRelease

TransCanada Announces Agreement to Sell its
Share of Cartier Wind Energy

CALGARY, Alberta - August 2, 2018 - News Release - TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) today announced that it has entered into an agreement to sell its 62 per cent share of the Cartier wind power facilities, and its related operating entities, to Innergex Renewable Energy Inc. for approximately $630 million. Located in Québec, the Cartier assets include five wind farms with a total generating capacity of 590 megawatts, of which TransCanada’s share is 365 megawatts.

“This transaction allows us to capture the high value the market places on contracted renewable energy assets and redeploy the proceeds into our near-term growth projects,” said Russ Girling, TransCanada’s president and chief executive officer. “We are well positioned to fund our near-term capital program through our growing internally generated cash flow, along with a broad spectrum of financing levers including access to capital markets and further portfolio management activities.”

Following the sale of Cartier, TransCanada will continue to be one of Canada’s largest private-sector power generators, producing enough power to meet the needs of more than six million homes. The company’s power portfolio continues to grow, with the construction of a 900-megawatt natural gas-fired power plant in Napanee, Ontario and commitments to major refurbishments at the Bruce Power nuclear facility in Ontario.

The sale is expected to close in the fourth quarter of 2018, upon satisfaction of closing conditions.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,900 kilometres (57,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 6,100 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media.

FORWARD-LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated April 26, 2018 and 2017 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Terry Cunha
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Inquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522